Exhibit(a)(1)(K)

AURIZON MINES LIMITED

DEFERRED SHARE UNIT PLAN

Effective as of March 14, 2012

Aurizon Mines Limited

Deferred Share Unit Plan for Non-Executive Directors

1.	Purpose.

The purpose of the Plan is to advance the interests of the Corporation through the attraction, retention and motivation of Directors and to strengthen the alignment of interests between the Directors and the shareholders of the Corporation by linking a portion of annual director compensation to the future value of the Shares.

2.	Definitions.

As used in the Plan, the following terms have the following meanings:

(a)	“Additional DSU Grant” has the meaning set out in Section 6(b).

(b)	“Affiliate” means a corporation that is related to the Corporation, within the meaning of the Income Tax Act (Canada).

(c)	“Annual DSU Grant” has the meaning set out in Section 6(a).

(d)	“Board” means the board of directors of the Corporation.

(e)	“Business Day” means any day, other than a Saturday or a Sunday, on which the TSX is open for trading.

(f)	“Canadian Participant” means a Director who is not a U.S. Participant.

(g)	“Committee” means the Compensation and Human Resources Committee of the Board, or any other committee appointed by the Board to administer the Plan.

(h)	“Corporation” means Aurizon Mines Limited and includes any successor thereto.

(i)	“Deferred Share Unit” means a bookkeeping entry, equivalent in value to one (1) Share, credited to the account of a Participant in accordance with the provisions hereof.

(j)	“Director” means a member of the Board who is not an Executive.

(k)	“DSU Agreement” means a participation and election agreement, in the form attached hereto as Schedule A or such other form as is acceptable to the Committee, signed by the Participant.

(l)	“Effective Date” means the effective date of the Plan set out in Section 3.

(m)	“Executive” means a member of executive management or other management personnel of the Corporation or an Affiliate.

(n)	“Fair Market Value” at any date in respect of the Shares means the closing price of such Shares on the TSX on the immediately preceding Business Day. In the event that the Shares did not trade on the immediately preceding Business Day, Fair Market Value means the average of the bid and ask prices in respect of such Shares at the close of trading on the immediately preceding Business Day. In the event that the Shares are not listed and posted for trading on any stock exchange, Fair Market Value means the fair market value of the Shares as reasonably determined by the Board, in its sole discretion.

(o)	“Participant” means a Canadian Participant or a U.S. Participant.

(p)	“Plan” means this Deferred Share Unit Plan, as the same may from time to time be amended.

(q)	“Plan Year” means a calendar year.

(r)	“Redemption Date” has the meaning set out in Section 9(a) in respect of a Canadian Participant, and the meaning set out in Section 9(b) in respect of a U.S. Participant.

(s)	“Section 409A” means section 409A of the United States Internal Revenue Code of 1986, as amended, and all regulations thereunder and rulings related thereto.

(t)	“Separation Date” means the date on which a Separation from Service occurs.

(u)	“Separation from Service” means, in accordance with Section 409A, when a U.S. Participant ceases to provide services to the Corporation or an Affiliate due to death, retirement or other termination of employment or service with the Corporation or its Affiliate such that it is reasonably anticipated that no further services will be performed.

(v)	“Share” means a common share of the Corporation or any other share or security into which such Share may be changed, reclassified, subdivided, consolidated or converted.

(w)	“Specified Participant” means a U.S. Participant who, as of the date of the Participant’s Separation from Service, is a key employee of the Corporation or an Affiliate within the meaning of Section 409A.

(x)	“Termination Date” means, for a Canadian Participant, the earliest date on which a Participant ceases for any reason to be a member of the Board, and is not an employee of the Corporation or an Affiliate and, for a U.S. Participant, his or her Separation Date.

(y)	“TSX” means the Toronto Stock Exchange or, if the Shares are at the relevant time not listed on the Toronto Stock Exchange, such other stock exchange on which the Shares are then principally listed or quoted.

(z)	“U.S. Participant” means a Director who is subject to taxation under the United States Internal Revenue Code of 1986, as amended.

Words denoting the singular number will include the plural and vice versa, and words denoting the masculine will include the feminine.

3.	Effective Date.

The Plan shall be effective as of March 14, 2012.

4.	Participation in the Plan.

Each Director shall participate in the Plan for each Plan Year during which he or she is a member of the Board, through receipt of a Deferred Share Unit grant. Notwithstanding the foregoing, where such participation could create adverse tax consequences for a particular Director in a given jurisdiction, that Director will have the option not to participate in the Plan.

5.	Administration.

The Plan will be administered by the Committee. The Committee is authorized to interpret, construe and administer the Plan, to determine the form and content of the DSU Agreements (the terms and conditions of which need not be identical in every case), to establish, amend and rescind any rules and regulations relating to the Plan (including, without limitation, jurisdiction-specific rules or regulations to address tax or other requirements particular to that jurisdiction) and to make any other determinations and perform all other acts that it deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems necessary or desirable. Any decision of the Committee in the interpretation, construction and administration of the Plan will lie within its sole and absolute discretion and will be final, conclusive and binding on all parties concerned for all purposes.

Notwithstanding the foregoing, all actions of the Committee will be such that the Plan continuously meets the conditions of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada), or any successor provision thereto, in respect of Canadian Participants, and of Section 409A or any successor provision thereto, in respect of U.S. Participants.

Neither the Committee nor any member thereof, nor any officer or employee of the Corporation, will be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Committee and the officers and employees of the Corporation will be entitled to indemnification by the Corporation in respect of any claim, loss, damage or expense (including legal fees and disbursements) arising therefrom to the fullest extent permitted by law. The expenses of administering the Plan will be borne by the Corporation.

6.	Amount and Vesting of Grant.

(a)	Annual DSU Grant

For each Plan Year in which he or she is a Participant, each Director will receive a grant of Deferred Share Units (the “Annual DSU Grant”) in an amount and on the date determined by the Board for that Plan Year. For greater certainty, the amount determined for a particular Plan Year may be zero. If the grant is specified by dollar value, the number of Deferred Share Units to be credited to each Participant’s account will be determined by dividing the dollar amount to be paid to him by the Fair Market Value of the Shares on the date of grant, and rounding the result to the nearest whole number. All such Deferred Share Units will be fully vested when credited to the Participant’s account.

(b)	Additional DSU Grant

For each Plan Year in which he or she is a Participant, each Director may elect to receive a further grant of Deferred Share Units (the “Additional DSU Grant”) in an amount equal to the percentage specified by such Director of his or her annual cash retainer fee for Board service (but not any other Board-related fees) for that Plan Year.

Such election will be made by delivery of a DSU Agreement to the Corporate Secretary of the Corporation prior to the commencement of the calendar year to which it applies, except with respect to the calendar year in which an individual becomes a Participant (so long as he or she has never previously been eligible to participate in any similar equity compensation plan sponsored by the Corporation), in which case he or she may make the election within the first 30 days of becoming eligible to participate in the Plan, but solely with respect to the portion of the retainer not earned before the date such election is made. Any such election will be irrevocable during the calendar year to which it applies.

The Additional DSU Grant will be credited to the Participant’s account in quarterly installments on the final business day of each quarter during the Plan Year. The number of Deferred Share Units to be credited on each such day will be determined by dividing the dollar amount to be paid to the Participant for that quarter by the Fair Market Value of the Shares on such day, and rounding the result to the nearest whole number. All such Deferred Share Units will be fully vested when credited to the Participant’s account.

7.	Dividend Equivalents.

In the event that a cash dividend is declared and paid by the Corporation on the Shares, Participants will be credited with additional Deferred Share Units in respect of the Deferred Share Units already credited to their respective accounts. The number of such additional Deferred Share Units to be credited to each Participant’s account will be determined by dividing the total amount of the dividends that would have been paid to the Participant if the Deferred Share Units in the Participant’s account on the dividend record date had been outstanding Shares (and the Participant held no other Shares), by the Fair Market Value of the Shares on the dividend payment date, and rounding the result to the nearest whole number. However, no Deferred Share Units will be credited to a Participant’s account in respect of dividends paid on Shares where the dividend record date falls after the Participant’s Termination Date.

8.	Adjustments and Reorganizations.

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than normal cash dividends) of Corporation assets to shareholders or any other change affecting the Shares, such adjustments as are required to reflect such change will be made with respect to the number of Deferred Share Units outstanding under the Plan.

9.	Settlement of Deferred Share Units.

(a)	Canadian Participants

A Canadian Participant may elect a date on which all of the Deferred Share Units credited to his or her account shall be redeemed (a “Redemption Date”) by delivering to the Corporate Secretary of the Corporation, at any time prior to his or her Termination Date, an irrevocable written redemption election in the form of Schedule B hereto, or such other form as the Committee may prescribe or accept. The Redemption Date must be at least 30 days after the Participant’s Termination Date, but no later than December 15 of the first calendar year commencing after the Participant’s Termination Date. In the absence of such an election, the Corporation shall determine that Participant’s Redemption Date, which shall be within 90 days after his or her Termination Date.

(b)	U.S. Participants

A U.S. Participant may elect a date on which all of the Deferred Share Units credited to his or her account in respect of a calendar year shall be redeemed (a “Redemption Date”) by delivering to the Corporate Secretary of the Corporation an irrevocable written redemption election in the form of Schedule C hereto, or such other form as the Committee may prescribe or accept. The Redemption Date must be at least 30 days after the Participant’s Termination Date, but no later than December 15 of the first calendar year commencing after the Participant’s Termination Date. Such election must be made prior to the commencement of the calendar year in which the Participant will receive the Deferred Share Unit grant, except with respect to the calendar year in which an individual becomes a U.S. Participant (so long as he or she has never previously been eligible to participate in any similar equity compensation plan sponsored by the Corporation), in which case he or she may make the election within the first 30 days of becoming eligible to participate in the Plan, but solely with respect to any Deferred Share Units not yet earned or granted before the date such election is made. In the absence of such an election, the Corporation shall determine the applicable Redemption Date, which shall be within 90 days after the U.S. Participant’s Termination Date.

(c)	Payment on Redemption

On the Redemption Date of a Participant to whom Deferred Share Units have been granted under the Plan, the Corporation will pay to the Participant or his or her legal representative a lump sum cash payment, net of any applicable withholdings, equal to the number of Deferred Share Units credited to his account as of the Termination Date, multiplied by the Fair Market Value of one (1) Share on his or her Termination Date.

In accordance with Section 409A, and notwithstanding the foregoing, if a U.S. Participant is a Specified Participant on the Separation Date, payment in respect of the Deferred Share Units credited to his or her account will be made in a lump sum on the first Business Day of the seventh month following his Separation Date (or, if earlier, the date of death of such Specified Participant), solely to the extent required by Section 409A.

10.	Transferability of Deferred Share Units.

The rights and interests of a Participant in respect of the Deferred Share Units held in such Participant’s account will not be transferable or assignable other than by will or the laws of succession to the legal representative of the Participant or, subject to applicable law, to a dependant or relation (as that term is used in paragraph 6801(d) of the Regulations under the Income Tax Act (Canada)), including, without limitation, a spouse of the Participant.

11.	Withholding of Taxes.

A U.S. Participant (or in the event of the Participant’s death, the administrator or executor of the Participant’s estate) will pay to the Corporation, or make arrangements satisfactory to the Corporation regarding payment of, any federal, state or local taxes of any kind required by law to be withheld with respect to the settlement of the Deferred Share Units.

Any provision of the Plan to the contrary notwithstanding, if the U.S. Participant does not satisfy his obligations under this Section 11, the Corporation will to the extent permitted by law, have the right to deduct from any payments made under the Plan, regardless of the form of payment, any federal, state or local taxes of any kind required by law to be withheld with respect to the settlement of the Deferred Share Units.

12.	No Right to Continued Service.

Neither participation in the Plan nor any action under the Plan will be construed to give any Director a right to be retained as a member of the Board.

13.	Unfunded Plan.

The Plan will be unfunded. The Corporation’s obligations hereunder will constitute general, unsecured obligations, payable solely out of its general assets, and no Participant or other person will have any right to any specific assets of the Corporation. The Corporation will not segregate any assets for the purpose of funding its obligations with respect to Deferred Share Units credited hereunder. Neither the Corporation nor the Committee will be deemed to be a trustee of any amounts to be distributed or paid pursuant to the Plan. No liability or obligation of the Corporation pursuant to the Plan will be deemed to be secured by any pledge of, or encumbrance on, any property of the Corporation.

14.	No Rights to Shares or Future Grants.

No Participant or other person will have any claim or right to be issued Shares on account of Deferred Share Units credited to the account of such Participant pursuant to the Plan, and under no circumstances will Deferred Share Units entitle a Participant to exercise any voting rights or other rights attaching to the ownership of Shares. No grant of Deferred Share Units will create any right to any future such grants.

15.	No Guarantee.

No amount will be paid to or in respect of a Participant under the Plan to compensate for any downward fluctuation in the value of the Shares, nor will any other form of benefit be conferred upon or in respect of the Participant for such purpose.

16.	Successors and Assigns.

The Plan will be binding on all successors and assigns of the Corporation and a Participant, including, without limitation, the estate of such Participant, and the executor, liquidator, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

17.	Plan Amendment.

The Board may, in its sole discretion and without the consent of any Participant, amend the Plan at any time; provided, however, that no amendment will reduce the number of Deferred Share Units credited to any Participant prior to such amendment. No amendment will be effective until all applicable approvals, if any, of regulatory authorities and stock exchanges have been obtained. Notwithstanding the foregoing, all actions of the Board will be such that the Plan and any payments made thereunder continuously meet the conditions of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada), or any successor provision thereto, in respect of Canadian Participants, and are intended to comply with Section 409A, or any successor provision thereto, in respect of U.S. Participants.

18.	Plan Termination.

The Board may, in its sole discretion and without the consent of any Participant, terminate the Plan at any time by giving written notice thereof to each Participant who is a participant hereunder. Following termination of the Plan, additional Deferred Share Units will not be credited to the accounts of Participants. Notwithstanding termination of the Plan, all amounts distributable under the Plan will be paid to the persons entitled thereto on the dates on which distributions would have been made had the Plan not been terminated. Notwithstanding the foregoing, all actions of the Board will be such that the Plan and any payments made thereunder continuously meet the conditions of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada), or any successor provision thereto, in respect of Canadian

Participants, and are intended to comply with Section 409A, or any successor provision thereto, in respect of U.S. Participants.

19.	Conflicts.

In the event of any conflict between the provisions of the Plan and a DSU Agreement, the provisions of the Plan will govern. If any provision of the Plan or any agreement entered into pursuant to the Plan, including any DSU Agreement, contravenes any law or any order, by-law regulation or policy of any regulatory body or stock exchange having authority over the Corporation or the Plan, then such provision will be deemed to be amended at the time of the occurrence of such contravention to the extent required to bring such provision into compliance therewith. The Plan and a DSU Agreement entered into pursuant to the Plan set out the entire agreement between the Corporation and the Participant relative to the subject matter hereof and supersede all prior agreements, undertakings and understandings, whether oral or written.

20.	Section 409A.

It is intended that any payment or benefit provided under the Plan to U.S. Participants will not be subject to additional tax or interest under Section 409A. The Plan provisions applicable to such Participants will be construed in favour of complying with any applicable requirements of Section 409A as necessary to prevent the imposition of tax under that section. Notwithstanding Section 17 of the Plan the Corporation has the power and authority, without any Participant’s consent, to amend the Plan in its sole discretion (retroactively, if necessary) to comply with Section 409A, including amendment to enable the Participant to prevent imposition of, or to reduce the amount of, any Section 409A tax. Neither the Corporation nor any Affiliate has: (i) an obligation to bring any potential Section 409A tax to the attention of the U.S. Participant; or (ii) any liability for any Section 409A tax or any other reporting or withholding obligation to the U.S. Participant. Each U.S. Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Participant in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under Section 409A), and neither the Corporation nor any Affiliate shall have any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties.

21.	Governing Law.

The validity, construction and effect of the Plan and any actions taken or relating to the Plan will be governed by the laws of British Columbia and the federal laws of Canada applicable therein.

SCHEDULE “A”

Aurizon Mines Limited

(the “Corporation”)

Deferred Share Unit Plan

Participation and Election Agreement

Part A: General

I hereby acknowledge that:

1.	I have received and reviewed a copy of the Deferred Share Unit Plan of Aurizon Mines Limited (the “Plan”) and agree to be bound by its terms.

2.	The value of a Deferred Share Unit is based on the trading price of a Share and is thus not guaranteed. The eventual value of a Deferred Share Unit on the applicable redemption date may be higher or lower than the value of the Deferred Share Unit at the time it was allocated to my account in the Plan.

3.	I will be liable for income tax when Deferred Share Units are redeemed in accordance with the Plan. Any cash payments made pursuant to the Plan shall be net of applicable withholding taxes (including, without limitation, applicable source deductions). I understand that the Corporation is making no representation to me regarding taxes applicable to me under this Plan and I will confirm the tax treatment with my own tax advisor.

4.	No funds will be set aside to guarantee the redemption of Deferred Share Units under the Plan. Future payments pursuant to the Plan are an unfunded liability on the books of the Corporation. Any rights I may have under the Plan by virtue of a grant of Deferred Share Units shall have no greater priority than the rights of an unsecured creditor.

5.	I acknowledge and agree (and shall be deemed to have so acknowledged and agreed by participating in the Plan) that I shall, at all times, act in strict compliance with the Plan and all applicable laws, including, without limitation, applicable securities laws, regulations and rules.

6.	I agree to provide the Corporation with all information (including personal information) required to administer and operate the Plan and I hereby consent to the collection and use of all such information by the Corporation and the Committee.

7.	All capitalized terms used but not defined herein have the meanings attributed to them in the Plan.

Part B: Annual Retainer

1.	I hereby irrevocably elect to have my annual cash retainer fee for Board service (“Annual Retainer”) for the remaining months of the calendar year in which the Plan becomes effective, or in which I am first elected or appointed to the Board of Directors, as applicable, payable as follows:

A.	% in Deferred Share Units; and

B.	% in cash.

The	total amount of A and B must equal 100%. You must elect in increments of 10% under A and B.

2.	I hereby irrevocably elect to have my Annual Retainer for the 20 calendar year payable as follows:

A.	% in Deferred Share Units; and

B.	% in cash.

The	total amount of A and B must equal 100%. You must elect in increments of 10% under A and B.

Participant Signature
Participant Name (please print)
Date

SCHEDULE “B”

Aurizon Mines Limited

(the “Corporation”)

Deferred Share Unit Plan (the “Plan”)

Redemption Date Election

Pursuant to Section 9(a) of the Plan, I hereby irrevocably elect to have the Deferred Share Units credited to my account under the Plan redeemed on:

A.	days following my Termination Date; or

B.	of the first calendar year commencing after my Termination Date.

[Redemption Date (i) must be at least 30 days after the Participant’s Termination Date and (ii) cannot be later than December 15 of the first calendar year commencing after the Participant’s Termination Date.].

I understand and direct that any lump sum payment in cash owing to me pursuant to the terms of the Plan, less applicable withholding taxes, will be forwarded to me by registered mail at the following address in the form of a cheque from the Corporation.

Participant Signature
Participant Name (please print)

Participant Address
Date

Unless otherwise defined herein, all capitalized terms used in this Redemption Date Election have the meanings attributed to them in the Plan.

SCHEDULE “C”

Aurizon Mines Limited

(the “Corporation”)

Deferred Share Unit Plan (the “Plan”)

Redemption Date Election for U.S. Participants

Pursuant to Section 9(b) of the Plan, I hereby irrevocably elect to have the Deferred Share Units credited to my account under the Plan in respect of the calendar year             redeemed on:

A.	days following my Termination Date; or

B.	of the first calendar year commencing after my Termination Date.

[Redemption Date (i) must be at least 30 days after the Participant’s Termination Date and (ii) cannot be later than December 15 of the first calendar year commencing after the Participant’s Termination Date.].

I understand and direct that any lump sum payment in cash owing to me pursuant to the terms of the Plan, less applicable withholding taxes, will be forwarded to me by registered mail at the following address in the form of a cheque from the Corporation.

Participant Signature
Participant Name (please print)

Participant Address
Date

Unless otherwise defined herein, all capitalized terms used in this Redemption Date Election have the meanings attributed to them in the Plan.